Filed by NXP Semiconductors N.V.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors and Shareholders

In connection with this proposed business combination, NXP has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a preliminary joint proxy statement of NXP and FSL that also constitutes a preliminary prospectus of NXP. The information contained in the preliminary joint proxy statement/prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of NXP and FSL may file with the SEC other documents in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus (when available) will be mailed to shareholders of NXP and FSL. Investors and security holders will be able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by NXP and/or FSL through the internet website maintained by the SEC at http://www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by NXP will also be available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by FSL will be available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Participants in Solicitation

NXP, FSL, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. Information about the directors and executive officers of FSL is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 16, 2015.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, may be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in the preliminary joint proxy statement/prospectus, NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of NXP or FSL in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

***

The following is a transcript of an investor conference call hosted by NXP Semiconductors N.V. on April 30, 2015.

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APRIL 30, 2015 / 12:00PM GMT, NXPI - Q1 2015 NXP Semiconductors NV Earnings Call

CORPORATE PARTICIPANTS

Jeff Palmer NXP Semiconductors NV—VP of IR

Rick Clemmer NXP Semiconductors NV—President & CEO

Peter Kelly NXP Semiconductors NV—CFO

CONFERENCE CALL PARTICIPANTS

Ross Seymore Deutsche Bank—Analyst

Vivek Arya BofA Merrill Lynch—Analyst

Blayne Curtis Barclays Capital—Analyst

Jim Covello Goldman Sachs—Analyst

John Pitzer Credit Suisse—Analyst

C.J. Muse Evercore ISI—Analyst

Chris Caso Susquehanna Financial Group / SIG—Analyst

Ambrish Srivastava BMO Capital Markets—Analyst

William Stein SunTrust Robinson Humphrey—Analyst

Craig Hettenbach Morgan Stanley—Analyst

Steve Smigie Raymond James & Associates, Inc.—Analyst

Rajvindra Gill Needham & Company—Analyst

Tore Svanberg Stifel Nicolaus—Analyst

Christopher Rolland FBR Capital Markets—Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Q1 2015 NXP Semiconductors earnings conference call. My name is Carolyn, and I’m your operator for today. As a reminder, this call is being recorded for replay purposes.

Now I would like to hand it over to Mr. Jeff Palmer, Vice President of Investor Relations. Please proceed, sir.

Jeff Palmer —NXP Semiconductors NV—VP of IR

Great, thank you Carolyn and good morning everyone. Welcome to the NXP Semiconductors first-quarter 2015 earnings call. With me on the call today is Rick Clemmer, NXP’s President and CEO, and Peter Kelly, NXP’s CFO.

You’ve not obtained a copy of our first-quarter 2015 earnings press release, it can be found on our company website under the Investor Relations section at www.NXP.com. Additionally, we have posted on our Investor Relations website a supplemental earnings summary presentation and a document of our historical financials to assist you in your modeling efforts. This call is being recorded and will be available for replay on our corporate website.

This call will include forward-looking statements that involve risks and uncertainties that could cause NXP’s results to differ materially from management’s current expectations. The risks and uncertainties include but are not limited to statements regarding the macroeconomic impact on the specific end markets in which we operate, the sale of new and existing products, and our expectations for financial results for the second quarter of 2015. Please be reminded that NXP undertakes no obligation to revise or update publicly any forward-looking statements. For a full disclosure on forward-looking statements, please refer to our press release.

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APRIL 30, 2015 / 12:00PM GMT, NXPI - Q1 2015 NXP Semiconductors NV Earnings Call

Additionally during our call today, we will make reference to certain non-GAAP financial measures which exclude the impact of purchase price accounting, restructuring, stock-based compensation, impairment and other charges that are driven primarily by discrete events that management does not consider to be directly related to NXP’s underlying core operating performance. Pursuant to Regulation G, NXP has provided reconciliations of the non-GAAP financial measures to the most directly comparable GAAP measures in our first-quarter 2015 press release, which will be furnished to the SEC on form 6-K and is available on NXP’s website again at the Investor Relations site at www.NXP.com.

Before we start the call today, I’d like to highlight a couple of investor events we will be attending during the quarter. On May 12, we will attend the Jefferies TMT conference in Miami. On May 19, we will be attending the JPMorgan TMT conference in Boston. And on June 2, we will be attending the BofA Merrill Lynch TMT conference in San Francisco. Now I’d like to turn the call over to Rick.

Rick Clemmer —NXP Semiconductors NV—President & CEO

Thanks Jeff, and welcome everyone to our earnings call today. Our first-quarter results were quite strong with improved product mix driving better profitability which resulted in earnings per share at the high end of our guidance range.

Specifically, NXP delivered total revenue of $1.47 billion, up nearly 18% of from the year-ago period. We’re down about 5% sequentially, in line with our guidance range despite the strengthening of the US dollar during the quarter. Our product mix was better than planned, allowing us to deliver significantly better profitability.

Turning to our segment performance, HPMS revenue was $1.1 billion, up 21% on year on year and down about 6% sequentially. From a product line perspective, within automotive, revenue was $302 million, up about 9% from the same period a year ago and up just over 3% sequentially, driven by the continued demand for entertainment and in-vehicle networking products.

In secure connected devices, revenue was $289 million, up 61% from the same period in the prior year but down 17% sequentially driven by the anticipated seasonality in the smart phone, tablet and emerging wearables market as weaker demand for our mobile audio products designed into Android smartphones for the emerging market. In the secure interfaces and power group, revenue was $291 million, up 44% from the same period in the prior year but down 5% sequentially.

During the quarter, we continued to see accelerating traction for our RF small signal of smart antenna solutions. This was offset by stronger than anticipated headwinds in our lighting business as the LED lighting market continues to rapidly commoditize.

Revenue in secure identification solutions was $222 million, down 13% from the same period in the prior year and flat sequentially. During the quarter, we began to see incremental improvement in the bank card market with positive trends in both China and the US. Finally, turning to the standard products segment, revenue was $323 million, up 9% compared to the year-ago period and down about 2% from the prior quarter.

Turning now to our distribution channel performance, total sales into distribution were down 12% with sales out of distribution also down 12%. The total months of inventory in the distribution channel were 2.5 months, in line with our long-term targets. Absolute dollars of inventory in the channel declined about 5% on a sequential basis.

Before turning the call over to Peter, I’d like to provide you with an update on the announced merger between NXP and Freescale Semiconductor. We believe when completed, this merger will create a true high-performance mixed-signal powerhouse.

We’re making good progress on the integration planning of the two companies and are working through the regulatory process. We continue to expect the merger closing in the second half of 2015.

We are very pleased with the this significant integration planning activity taking place, which should assure a successful day one execution of the merger. As we progress through the process, I want to personally thank all the NXP and Freescale employees for their continued focus, diligence and openness to change.

Overshadowed by the Freescale merger announcement, we also completed two smaller strategic tuck-in acquisitions during the quarter. First, we completed the acquisition of Quintic Bluetooth LE low-power energy assets, helping to round out our low-power RF connectivity portfolio focused on the requirements for the smarter world applications as well as helping NXP to continue to engage and more fully support our Chinese customers.

Secondly, we completed the acquisition of Athena, an extremely well respected security software vendor which will complement our industry-leading SmartMX Java card operating system. These two technology acquisitions taken together with the transformative Freescale merger will help NXP continue to deliver on its vision for secure connections for a smarter world.

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APRIL 30, 2015 / 12:00PM GMT, NXPI - Q1 2015 NXP Semiconductors NV Earnings Call

In summary, our Q1 results were very good. We continue to deliver strong earnings growth and at the same time invest in the business to fuel future growth. We continue to expand our true industry leadership, focused on delivering differentiated product solutions which will create significant value for our customers and shareholders.

We continue to improve our profitability and have confidence in our medium-term growth products. Now I’d like to turn the call over to Peter to discuss the financial details of the quarter

Peter Kelly —NXP Semiconductors NV—CFO

Thank you Rick, and good morning to everyone on today’s call. As Rick has already covered the drivers of revenue during the quarter, I will move to the financial highlights.

In summary, Q1 was a very strong quarter in what is generally our weakest period. We delivered just over 26% of non-GAAP operating profit due to a much stronger product mix. As a result, non-GAAP EPS was $1.35, which is at the high end of our guidance. Cash flow continues to be very strong.

Focusing on the details of Q1, total revenue was $1.47 billion, up nearly 18% year on year. This was pretty much in line with our expectations although there were some weaknesses in mobile audio and LED lighting partially offset by small upsides in other parts of the business. We generated $711 million in non-GAAP gross profits and reported a non-GAAP gross margin of 48.5%.

Turning to the operating segments, within the HPMS segment, revenue was $1.1 billion, up 21% year on year though down about 6% over the previous quarter. Non-GAAP gross margin was 54.3%, 320 basis points above the fourth quarter, driven by the expected recovery in our product mix. Non-GAAP operating margin improved to 28.9% driven by this mix improvement.

Within our standard product segment, revenue was $323 million, up over 9% year on year although down just over 2% versus the fourth quarter. Non-GAAP gross margin was 35%, an 80 basis points improvement versus the prior quarter, again driven by better mix.

Non-GAAP operating margin was 22.9%, a 210 basis point increase sequentially driven by the better mix and reduced operating expenses. Total non-GAAP operating expenses were $326 million, down $4 million on a sequential basis.

From a total operating profit perspective, non-GAAP operating profit was $385 million and represented a 26.2% operating margin, a significant milestone in what is typically our weakest quarter. Interest expense was $36 million, non-controlling interest was $17 million, and cash taxes were $4 million.

This resulted in total NXP non-GAAP earnings per share of $1.35 and was at the higher end of our guidance, up nearly 38% year on year and flat as compared to the fourth quarter. Stock-based compensation which is not included in our non-GAAP earnings was $35 million.

Now I’d like to turn to the changes in our cash and debt. Our total debt at the end of Q1 was $4 billion. Cash generation was very strong, with total cash of $170 million to $1.4 billion. Even as we invested just over $100 million in acquisitions, net debt improved to $2.7 billion.

We exited the quarter with a trailing 12-month adjusted EBITDA of approximately $1.74 billion. And our ratio of net debt to trailing 12-month adjusted EBITDA at the end of the first quarter was 1.55 times. Our non-GAAP interest coverage increased to 10.7 times.

Turning to working capital metrics, days of inventory were 92 days, an increase of 9 days. Days receivable were 34 days, an increase of 2 days sequentially, while days payable were 90 days, an increase of 10 days.

Taken together, our cash conversion cycle was 36 days versus 35 days in the prior quarter. Cash flow from operations was $368 million, and net CapEx was $80 million, resulting in non-GAAP free cash flow of $288 million.

Now I would like to provide our outlook for the second quarter. We currently anticipate total revenue will be in the range of up 1% to up 5% sequentially, and at the midpoint, we expect total revenue to be up about 3%, reflecting the following trends in the business.

Auto is expected to be up in the low single-digit range, secure identification solutions is expected to be up in the [mid] teens range, secure connected devices is expected to be down in the low single-digit range, secure interface and power is expected to be up in the low single digit range, standard products is excited to be flat sequentially, and we anticipate revenue from the combination of manufacturing and corporate and other to be approximately $38 million. Taken together, total NXP revenue should be in the range of $1.48 billion to $1.53 billion or about $1.51 billion at the midpoint.

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APRIL 30, 2015 / 12:00PM GMT, NXPI - Q1 2015 NXP Semiconductors NV Earnings Call

We expect non-GAAP gross profit to be about 48.5%, and operating expenses are expected to be up $6 million to $333 million. This translates into a non-GAAP [operating] profit in the range of $387 million to $414 million or about 26.5% operating margin at the mid point. Interest expense will be approximately $34 million, cash taxes are expected to be roughly $11 million, and noncontrolling interest should be around $21 million.

Stock base comp should be about $37 million, which is excluded from our guidance. And the diluted share count is assumed to be 243 million shares. Taken together, this translates into non-GAAP earnings-per-share in the range of $1.33 to $1.43 or $1.38 per share at the midpoint of our guidance.

Finally, I would like to give you some color on our full-year revenue estimate. At the analyst day, we spoke about our plans to grow revenue well in excess of the market on a compound annual basis. Given the upcoming merger with Freescale, we thought it important to keep the focus on our performance as a stand-alone company.

From now through the close, we plan to give you an update on our expected revenue performance for the full year of 2015. As of our latest forecast, we expect total revenue for the Company for the full year of 2015 to be in the range of $6.2 billion to $6.3 billion.

We think our quarterly profile will be slightly different in 2015 compared to previous years and would expect our revenue to grow 5% to 7% sequentially in each of the third and fourth quarters. With that, I would like to turn it back to the operator for your questions.

QUESTION AND ANSWER

Operator

Thank you.

(Operator Instructions)

Ross Seymore.

Ross Seymore —Deutsche Bank—Analyst

First of all, congrats on the solid results. The first question is for Rick. Can you just talk about what you’re seeing in the general market?

It looks like your guidance is solid in the second quarter but slightly below normal seasonality. Can you just talk about what you’re seeing from a bookings perspective whether by end market, geographically, however you think would be most instructive for us?

Rick Clemmer —NXP Semiconductors NV—President & CEO

I would say that Ross, we continue to see the market in general in line with what we’ve talked about. Okay, but not great. Certainly not booming. But we see the market okay. A little bit different than maybe some of our peers have talked about.

I think we all are faced with some implications of currency, which clearly had a couple of points impact on us and will. So I think currency is an overall impact that for us we’re naturally hedged at the bottom line, so it doesn’t have a bottom line impact on earnings but does have an impact on sales.

But for the general market, I think we see things pretty good. Clearly if you get into the handset or the smartphone space, there are the haves and the have-nots, some doing better than others. So it depends on where you’re positioned.

Clearly we talked about banking beginning to look a little stronger. So some of the areas that we are exposed to are not really in the typical semiconductor market I would say, but the general semiconductor market we see is okay. Not great, certainly not declining. A little better than what maybe some of our peers have talked about, but we certainly have a different mix of products than most of our peers.

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APRIL 30, 2015 / 12:00PM GMT, NXPI - Q1 2015 NXP Semiconductors NV Earnings Call

Ross Seymore —Deutsche Bank—Analyst

Thanks for that. I guess as my follow up, in the SIS segment, you are finally looking for that snapback that we have been waiting for and getting closer to that three-year CAGR of 10% you talked about or at least sequentially improving like that. Can you talk a little bit about what is driving that mid-teens guidance and how sustainable that is going forward? Thank you.

Rick Clemmer —NXP Semiconductors NV—President & CEO

I think we’ve always talked about this whole space is somewhat lumpy. As we rolled out the China contactless banking, clearly we had a significant uptick back a couple of years ago with filling the supply chain. We’ve been as we talked about a little more cautious on the ramp up of US banking than a lot of people have talked about.

But I think we are beginning to see some positive effects. We are beginning to see some real movement in the contactless portion as well where now some of the leading suppliers like AMEX now is focused on dual interface, a contactless card actually for their high-end users to be able to drive that ease of use and convenience which is going to be the standard basically in China now.

But all parts of it including eGovernment, banking and transit are all up. We’re seeing a broad-based general improvement which is — as we talked about all along, we have confidence in. We just think that the market in that space is going to continue to be somewhat lumpy, but on a general overall basis over the three-year period of time, we feel very comfortable with that growth rate that we talked about.

Ross Seymore —Deutsche Bank—Analyst

Great. Thank you.

Rick Clemmer —NXP Semiconductors NV—President & CEO

Thanks a lot, Ross.

Operator

Vivek Arya, Bank of America Merrill Lynch.

Vivek Arya —BofA Merrill Lynch—Analyst

Thank you for taking my question and great job on the execution despite all the macro headwinds. Rick, I’m curious on the status of divesting your auto power amplified business and the filing for the regulatory approval.

I think in the last filing, you were planning to file for the regulatory approval on April 30, which is today. So I’m just wondering what the key milestones are from here.

Rick Clemmer —NXP Semiconductors NV—President & CEO

I think that filing that we talked about on April 30 we’ve actually already done. So we are a little bit ahead of schedule on that if I’m not mistaken. I think that is progressing quite well.

Actually in dialogue with some of the governments relative to that. So I think we’re making good progress on the filings.

All of it is — a requirement associated with giving the regulatory approval is selling all of our RF power business because the two combined are obviously very large. We have now received interest levels from quite a number of entities.

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APRIL 30, 2015 / 12:00PM GMT, NXPI - Q1 2015 NXP Semiconductors NV Earnings Call

We’ve actually narrowed that down and have entered a process to try to get to an agreement here over the next couple of months. So we’re making good progress and on track as I would say to be able to support the requirements that we need to be able to get the regulatory approval associated with the merger with Freescale.

Vivek Arya —BofA Merrill Lynch—Analyst

Got it. And as my follow-up, Peter, can you give us some more color on what is prompting this change in seasonality? I believe you mentioned seasonality could be different.

And in general, what is the rationale for providing full-year outlook? Do you have better visibility than before? I’m just curious why the change in the way you provide guidance. Thank you.

Peter Kelly —NXP Semiconductors NV—CFO

There’s a couple of things, Vivek. One is as we talk to you and your colleagues over the last few months, we understand how difficult it is to really predict how we might do in any one quarter. And I have to be honest, I think using the word term seasonality is a bit loose at best anyways because it is really the sum of 56 different BLs doing what they do on a daily basis.

Just as I look at what is out there, I think you guys were looking into what’s happened historically and were coming up with a good view of what might happen in 2015 but with the wrong profile. So wanted to make sure that you understood what we thought it really could be given our visibility into our individual businesses.

I think the other thing as well would be with the merger, I think there is a real opportunity to forget that there are two really fantastic businesses here. And although it’s important to be focused on what we can do together, you need to keep an eye on how we are doing as an individual company.

I thought this was a way to bring your attention to that. And I think it shows that we’re confident that we’re in line with our medium-term goals that we set at the analyst day back in November.

Rick Clemmer —NXP Semiconductors NV—President & CEO

Clearly we had more confidence associated with it just being able to talk about that. But as we talked about, the market environment is okay. It’s not off to the races, but it’s consistent with the background to give you the perspective that we had for our revenue.

Peter Kelly —NXP Semiconductors NV—CFO

I’m sure our lawyers would point to the safe harbor statement, Vivek, and tell you can’t really believe what we’re saying on a forward-looking basis.

Vivek Arya —BofA Merrill Lynch—Analyst

Very helpful. Thank you.

Peter Kelly —NXP Semiconductors NV—CFO

Thanks Vivek.

Operator

Blayne Curtis, Barclays.

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APRIL 30, 2015 / 12:00PM GMT, NXPI - Q1 2015 NXP Semiconductors NV Earnings Call

Blayne Curtis —Barclays Capital—Analyst

Thanks, and good results given the environment. I just wanted to follow-up on the prior question. I agree with your comment on seasonality. It is tough to pin down, but I guess Q3 has been historically a better quarter for you than Q4.

So is the way to look at it that you’re stealing from September a little bit, and it’s helping June? And then December could be a little bit better, or do you have some catalysts in December?

What is behind the more muted in September, but then December is typically weak for you, even down sometimes. But it looks like you’re going to see some strong growth.

Peter Kelly —NXP Semiconductors NV—CFO

We do say no good deal goes unpunished. I was hoping you would see it in a more positive fashion than we were trying to do what you suggested. No, not at all.

I think Q2 is a good quarter. Rick mentioned there is a bit of a headwind from exchange rates. Q3 was a really strong quarter, and Q4 is a strong quarter as well.

There’s nothing untoward. Basically we have a really strong business. We think the way you should be looking at it is how it will perform over the next three years, which is we will grow well in excess of the market at very strong levels of profitability.

And then on top of that, you can add a really terrific business which is Freescale. We thought we’d give you a bit more visibility.

Rick Clemmer —NXP Semiconductors NV—President & CEO

I do think you should look at last year. Q4 was actually up in last year from Q3. I think that is the point is things continue to evolve.

I don’t think you can really get too much into seasonality. It’s really important that you look at where the ramp up is taking place within products that we are shipping to.

Blayne Curtis —Barclays Capital—Analyst

Thanks. I give you a complement. Actually the full year of being pretty close to consensus given the environment is pretty impressive also with your exposure. So I was just curious on the slope of its why the change.

Maybe of the interface side, you always get the question on RF, I will ask it again. You highlighted lighting being weak, and your actual result in March wasn’t so bad. So are you still seeing decent trends in that HPRF business?

Rick Clemmer —NXP Semiconductors NV—President & CEO

We are. It clearly is beginning to come more into balance as opposed to the shortage that we have had for an extended period of time where we couldn’t fulfill the requirements of our customers. So I would say we are coming more in line from a balanced viewpoint.

We’ve always said that as we get to a point we think it would flatten out for a basis, and I think that has been in line with what we’re talking about. We don’t see a precipitous decline, but we don’t see it continuing to grow as aggressively as it has over the last few quarters.

Blayne Curtis —Barclays Capital—Analyst

Okay. Thanks.

Rick Clemmer —NXP Semiconductors NV—President & CEO

Thanks.

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APRIL 30, 2015 / 12:00PM GMT, NXPI - Q1 2015 NXP Semiconductors NV Earnings Call

Operator

Jim Covello, Goldman Sachs.

Jim Covello —Goldman Sachs—Analyst

Thanks so much guys for taking the question. I appreciate it. Just continuing on the theme, it’s very helpful to get the color on the back half of the year. Which segments could drive the better than historical numbers in the back half of the year?

Peter Kelly —NXP Semiconductors NV—CFO

I think at this point, Jim, we’re not going to go into the individual businesses. Overall we think each of the businesses have opportunity for strength. Probably the obvious one to pull out, the toughest quarter of all is for standard products is the fourth quarter. But I think all of our businesses will do well as we go forward.

Jim Covello —Goldman Sachs—Analyst

So maybe I will just use that as my follow-up. So the idea would be that each of the segments would be different than what we’ve seen in the past as opposed to any one segment driving outsized growth?

Peter Kelly —NXP Semiconductors NV—CFO

There might be.

Rick Clemmer —NXP Semiconductors NV—President & CEO

We see a good solid acceptance across the board, and we’re confident with the improved outlook really across the board, Jim. So I don’t think you can point to any specific area.

Secure connected devices continues to go very strongly as does the interface and power. We have all of the growth drivers in place, and that’s allowed us to be in a position to continue to outgrow the industry significantly, and we plan to continue to do that.

Peter Kelly —NXP Semiconductors NV—CFO

I think when you look at 2014, you can see basically all of our businesses had a profile not dissimilar to what we’ve just described.

Jim Covello —Goldman Sachs—Analyst

Terrific. Thanks so much, good luck.

Operator

John Pitzer, Credit Suisse.

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APRIL 30, 2015 / 12:00PM GMT, NXPI - Q1 2015 NXP Semiconductors NV Earnings Call

John Pitzer —Credit Suisse—Analyst

Good morning guys, thanks for letting me ask the question. Rick, I wanted to talk a little bit more about the secure connected devices business. I was a little bit surprised that it was the audio that was the headwind in the calendar first quarter.

I was wondering if you could just talk about the trends you’re seeing in the mobile payment side. And I guess as you go into the back half of the year at least on a year-over-year basis within that product line, you’re starting to come up against some really difficult compares.

Do you think that you can continue to grow that business year over year in the calendar third and calendar fourth quarter? And if you do, can you just help us better understand what some of those bottoms up drivers may be given that you’re anniversarying some pretty good content wins as you get back to the back half of the year?

Rick Clemmer —NXP Semiconductors NV—President & CEO

Just as a precursor, I don’t think we want to get into any level of detail on doing projections for — by quarter for the second half of the year, John. But I will tell you that what we talked about in the audio, it is probably driven as much as anything by some of the delays of the actual processor or some of the android platforms were slipped out based on that.

So we saw a pause here with some of the audio products that we ship based on that. So it’s really more associated with the delay in the processor and new phone introductions that slipped our audio product in the near term.

Relative to mobile payments, we expect to continue to see strong growth there. I think it’s going to be dependent upon the industry continuing to see that, but we see a lot of opportunities because you begin to think about wearables that have mobile payments associated with it, which there is one that’s been announced now between American Express and Jawbone.

So we see those things that crossover between mobile payments and our banking business. So it gets hard to distinguish between the two, but the user case is very powerful and very compelling, and you can see how a number of things we continue to drive that very strongly.

Clearly one of the things that is going to be important is just how successful Apple Pay is in China to be able to set that overall marketplace where all the other smart phone companies have to be in a position to offer the same capability. I think those are the key factors that build our confidence and the reason why we feel as comfortable as we do relative to the revenue.

John Pitzer —Credit Suisse—Analyst

That is helpful Rick, and maybe just as a clarification follow-up, I think you mentioned in your prepared comments that currency was 200 basis point headwind. If you look at the full-year guide you’re giving, it’s about plus or minus 10% growth. Would have been 12% without currency?

And then maybe you can just help me understand specifically how currency flows to the model. I understand the fact that it’s not really an EPS hit. I’m just curious where in your revenue buckets does currency have the biggest impact.

Peter Kelly —NXP Semiconductors NV—CFO

I guess it’s a slippery slope really. About 15% of our revenue is euro denominated. And if you look at last year, last year currency was $1.37 in the first half and I think it went down to about $1.20 by the fourth quarter. And right now it’s about $1.09.

So I think if you do the math, you can probably easily see 200 It never quite works out like that because different businesses do different things at different times, and we’re constantly renegotiating things with different customers. And probably without going into real specifics, auto and standard products have a bigger exposure to the euro than anyone else, but everyone has some exposure.

John Pitzer —Credit Suisse—Analyst

That’s helpful, guys. Thank you.

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APRIL 30, 2015 / 12:00PM GMT, NXPI - Q1 2015 NXP Semiconductors NV Earnings Call

Rick Clemmer —NXP Semiconductors NV—President & CEO

Your basic assumption is in the ballpark. We’re not getting into the specific details because for us, the key is we haven’t hedged on an earnings basis, but it is giving us some headwinds in terms of revenue. And you’re in the right ballpark with incremental growth we could have achieved if we wouldn’t have had the headwinds from currency.

Peter Kelly —NXP Semiconductors NV—CFO

You judge us on what we deliver.

Rick Clemmer —NXP Semiconductors NV—President & CEO

Thanks John.

Operator

C.J. Muse, Evercore ISI.

C.J. Muse —Evercore ISI—Analyst

Good morning, thank you for taking my question. The first question is on margins. You did a great job there, and curious how much of that was mix, how much of that was FX related, and how much in terms of improvements that we might see sustainable through the year.

Peter Kelly —NXP Semiconductors NV—CFO

On EBIT margin, none of it was FX. We have pretty much a complete hedge in the sense that although our revenue is impacted, we also have cost in euros as well. So it doesn’t impact our operating margins.

In terms of our operating margin improvement, it was mostly mix. And most of it was forecasted in the sense of our guidance. We did a little better because we did have an even better mix than we thought. So that was the big moments.

Rick Clemmer —NXP Semiconductors NV—President & CEO

Obviously our Q2 guidance says it is sustainable.

C.J. Muse —Evercore ISI—Analyst

Excellent. And I guess as a follow-up, can you talk about the banking card market, you spoke earlier about the lumpiness there, but I’m curious where you stand today. Clearly great growth in Q2. What visibility do you have into the back half there?

Rick Clemmer —NXP Semiconductors NV—President & CEO

I think we have fair visibility. I wouldn’t say that we have both orders in place. I don’t want to mislead you, but I think we have fair visibility associated with it.

We clearly see an environment that is improving as we said in the remarks from where it’s been. So I think that is encouraging.

The one thing that I like to focus on is when you look at the implementation in the US as it moves from just contact DMV to contactless, to me that is more encouraging than anything. And now seeing some of those successes and clearly with the technology that’s being used in the wearables as I mentioned earlier, the Jawbone device that is being done in conjunction with American Express also contributed towards that.

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APRIL 30, 2015 / 12:00PM GMT, NXPI - Q1 2015 NXP Semiconductors NV Earnings Call

So that ease-of-use that comes from the contactless banking is really the key for us. And one of the reasons that we have continued to be encouraged about this over the three-year growth rate that we talked about is because of some of those use cases that we knew were in process of being developed that are now being rolled out.

C.J. Muse —Evercore ISI—Analyst

That is very helpful. Thank you.

Rick Clemmer —NXP Semiconductors NV—President & CEO

Thanks C.J.

Operator

Chris Caso, Susquehanna Financial Group.

Chris Caso —Susquehanna Financial Group / SIG—Analyst

Thank you. Good morning. First question is regarding operating margins for the full year.

Given your comments on the full-year revenue outlook, how should we think about operating margins? You got to what I think was a goal in HPMS operating margin in the first quarter. Does that allow a little bit of upside versus your earlier goals for operating margins for the full year?

Peter Kelly —NXP Semiconductors NV—CFO

I think we’ve been pretty clear that we’re not going to guide full-year operating margins. You’re right. Our goal is 26%, and we did say on the last call that we think as time goes on, we think that we will be able to do better than that. But I don’t think it’s sensible at this point in time for us to guide operating margins.

Chris Caso —Susquehanna Financial Group / SIG—Analyst

Okay. Fair enough. The second question is in regard to channel inventories, and you talked about channel inventories coming down a bit in dollars in the first quarter. I guess first, to what extent does that provide — as the channel reduces inventory somewhat, does that provide a headwind to revenue?

And I guess going forward, I think your comments last quarter indicated you thought the inventory levels we were seeing in the channel were a bit low. Where do you think they go into the back half of the year particularly if you see some of the strength in the second half that you’ve been talking about seasonally?

Rick Clemmer —NXP Semiconductors NV—President & CEO

I guess we think the channel inventory — it gets hard because there’s so much pressure that you guys put on the major US guys for turns and earns that they really try to force inventory down where clearly we like to be sure there’s more inventory in the channel to be able to fulfill the customer requirements associated with it. I think the decline that we saw was basically just mix oriented because if you look at it, our shipments in and out in the quarter were both down about the same.

I think it was really more mix than a true decline associated with inventory. We’re still at about two and half months. Frankly we’d like to be pushing a little bit higher than that, but it’s not like it’s off that much, and it’s really different product line by product line.

So I think the inventory in the channel is clearly very healthy. We could certainly stand for there to be a little more inventory in the channel.

As far as having an application on second-half revenue, we don’t think that will be a real issue associated with it. And we continue to work with our good strategic partners in distribution to be in a position to try to drive more growth because our growth in distribution frankly hasn’t been quite as strong as it has been in some of the other areas.

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APRIL 30, 2015 / 12:00PM GMT, NXPI - Q1 2015 NXP Semiconductors NV Earnings Call

Chris Caso —Susquehanna Financial Group / SIG—Analyst

Great. Thank you.

Rick Clemmer —NXP Semiconductors NV—President & CEO

Thanks.

Operator

Ambrish Srivastava, BMO.

Ambrish Srivastava —BMO Capital Markets—Analyst

Thank you. A couple of questions guys. First of all, you mentioned the weakness on the smart audio from android handsets. Is that in your opinion channel inventory along with demand weaknesses being worked down, and when do you see that bottoming out?

And the second question, Rick, you talked about lighting being rapidly approaching commodity. So that does sound like something that would fit in to your product growth portfolio profile.

So we be expecting that to be divested at some point? And then related to that, how big is it as a mix of your total business? Thank you.

Rick Clemmer —NXP Semiconductors NV—President & CEO

So there’s a number of questions loaded in there. So clearly on the audio case, this is about new model rollouts. It’s not about channel inventory at all.

So as there has been a delay in some of the processors, which has delayed some of the new model rollouts, we’ve seen a little bit of delay of some of the audio products. So not anything material, the design wins are still in place. But the ramp up is not taking place because those new models have been pushed out.

Peter Kelly —NXP Semiconductors NV—CFO

But we do expect it to grow in Q2.

Rick Clemmer —NXP Semiconductors NV—President & CEO

Yes. And then your other question?

Peter Kelly —NXP Semiconductors NV—CFO

We don’t talk about M&A.

Rick Clemmer —NXP Semiconductors NV—President & CEO

We talked about lighting being in intensive care. It is not something that is new, but clearly the environment is not a positive environment associated with it. As far as percentage of revenue, it gets lost in the rounding for us in total.

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APRIL 30, 2015 / 12:00PM GMT, NXPI - Q1 2015 NXP Semiconductors NV Earnings Call

Ambrish Srivastava —BMO Capital Markets—Analyst

Okay. Thanks for the color.

Peter Kelly —NXP Semiconductors NV—CFO

Thanks Ambrish.

Operator

William Stein, SunTrust.

William Stein —SunTrust Robinson Humphrey—Analyst

Thanks for taking my question and thanks for the constructive second-half commentary as well. Hoping you can talk a bit about the timing and expected financial impact from the announced JAC joint venture in China.

Rick Clemmer —NXP Semiconductors NV—President & CEO

So that’s really pretty immaterial. That is just our bipolar power business which is basically [Triax] for home appliances.

We probably won’t close the transaction since they’re more of a financial rather than a strategic entity. We are in the process of the final due diligence, and I wouldn’t anticipate that the transaction would close until sometime in maybe October 1.

Peter Kelly —NXP Semiconductors NV—CFO

Q3 or Q4. I’m glad you added that comment. You initially said I don’t expect it will close.

Rick Clemmer —NXP Semiconductors NV—President & CEO

I was trying to give the specifics. So it’s just not a priority business for us. It actually, one of the key things for us is that this is another area where we are trying to look at different ways to do business in China.

I think it’s important to recognize we’ve got a joint venture with Datang. We’ve done now this joint venture associate with it. We have a number of other joint ventures.

We’re really trying to continue to work all different avenues to be able to continue to do business in China with the changing regulatory requirements and then changing demand requirements associated with it. So it’s more about that learning process than it is anything specific that actual revenue that we have associated with that business is relatively immaterial.

Peter Kelly —NXP Semiconductors NV—CFO

The other thing that’s interesting about it, Will, is to be honest, it is an interesting business. It has a profile on it that could make it something significant.

But for us, it’s just the fact that were on a margin profile, and it’s something that could grow. But as Rick says, I think it will be a great way for us to continue to find our feet in China with a really strong partner.

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APRIL 30, 2015 / 12:00PM GMT, NXPI - Q1 2015 NXP Semiconductors NV Earnings Call

William Stein —SunTrust Robinson Humphrey—Analyst

That is helpful. Maybe one other if I can. There were a couple of small acquisitions, I think you closed them in the quarter. Any revenue contribution in Q1 or in the Q2 guide there?

Rick Clemmer —NXP Semiconductors NV—President & CEO

It is relatively immaterial. The Bluetooth low energy is more about a capability to be able to address our smarter world requirements or the Internet of Things going forward.

So it’s really more about a strategic capability than it is individual revenue. There is revenue that comes associated with it, but it is relatively immaterial in that total scheme of things.

William Stein —SunTrust Robinson Humphrey—Analyst

Great. Thank you.

Peter Kelly —NXP Semiconductors NV—CFO

Thanks.

Operator

Craig Hettenbach, Morgan Stanley.

Craig Hettenbach —Morgan Stanley—Analyst

Thank you. Just following up on NFC and secure element, particularly within China, can you talk about just some of the relationships you have on the banking side and even transport? I think there is a relationship with Alipay in terms of competitively how you feel you’re positioned as mobile payment starts to be adopted in China.

Rick Clemmer —NXP Semiconductors NV—President & CEO

We are the leader. We plan to continue to be the leader, and we plan to continue to have intel like market shares in that space. It’s a key priority for us and one that we will continue to make strategic moves to continue to solidified our position.

Craig Hettenbach —Morgan Stanley—Analyst

Got it. And just a follow-up on auto s, tough to ask quarter for quarter for some of the longer reaching things like vehicle to vehicle, some of the RF stuff you are doing. But even from a customer engagement perspective and the suppliers, just looking for an update in terms of how the activity is on those two fronts.

Rick Clemmer —NXP Semiconductors NV—President & CEO

Vehicle to vehicle, remember we don’t ship our first product until the 2017 model year so late 2016. We won’t have any revenue impact at all until that period of time.

As far as activity on the design front, it is accelerating. We have a number of discussions going on, a number of different RFQs that we are working with the car companies themselves, not just their suppliers, as well as the LDMs to be able to supply them. So there is definitely an increase in activity.

Frankly as we look at the combination with the Freescale, we think it even strengthens our position which was already really strong before. We think it puts us in an excellent position to be able to support our customers going forward, and we continue to work that aggressively. But it’s not going to have any revenue impact or significance until 2017 at the earliest and not really material revenue until probably closer to approaching 2020.

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APRIL 30, 2015 / 12:00PM GMT, NXPI - Q1 2015 NXP Semiconductors NV Earnings Call

Craig Hettenbach —Morgan Stanley—Analyst

Understood. Thanks.

Rick Clemmer —NXP Semiconductors NV—President & CEO

Thanks Craig.

Operator

Steve Smigie, Raymond James.

Steve Smigie —Raymond James & Associates, Inc.—Analyst

I was hoping you guys could follow up a little bit in secure identification. You talked about some strength in the government documents space in transit. I was hoping you could talk about what are the drivers that are picking up there that give you the confidence here.

Rick Clemmer —NXP Semiconductors NV—President & CEO

On the government side, we have always talked about that being a lumpy business. So it just depends on when countries begin to roll out further implementations of electronic passports or electronic government documents, and it will continue to be lumpy.

There’s still a significant marketplace that’s not being served associated with electronification of government documents. One of the reasons that we’re as encouraged about the opportunity there as we are and focused on continuing to be the leader in that space.

But it will continue to be lumpy. A number of different countries in Africa beginning to roll out that we’ve won, or Middle East and Africa I should say. And some of those that we’ve won and are beginning to roll out. And I’m because of government reviews, it gets delayed for a couple of quarters and we’re beginning now to see that pick up.

But not anything that is off the charts material. It is just the lumpiness of that business and how it will continue.

On the transit ticketing, that is a good business that also has some ups and downs associated with it. But a strong solid growth going forward on an annual basis and a significant contributor to our confidence in being able to see the growth that we do in that total area over the three-year period of time that low double digits.

Peter Kelly —NXP Semiconductors NV—CFO

Just a great long-term secular trends which will drive both of those business lines for many years to come actually.

Steve Smigie —Raymond James & Associates, Inc.—Analyst

And then if we could just get some discussion within the secure interface business, what you see as a couple of main drivers there. But as part of that, if you don’t mind talking a little bit about are there any changes into lightening interface and could you potentially benefit from the coming USB type C?

Rick Clemmer —NXP Semiconductors NV—President & CEO

I think we’ve done quite well in the interface area. We plan on continuing to do quite well as Type C evolves. We think we have a good technical position and are pretty confident of being able to play a significant role in that space. But we have to see how those design wins materialize over a period of time.

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APRIL 30, 2015 / 12:00PM GMT, NXPI - Q1 2015 NXP Semiconductors NV Earnings Call

But in general, the growth that we’ve had in that business last year which was 36% or something last year and certainly in the first quarter continuing to have that strong year-over-year growth. Not necessarily on a sequential basis as smoothly, but the real key focus is being able to continue to have that strong growth on a year-over-year basis.

Steve Smigie —Raymond James & Associates, Inc.—Analyst

Okay thank, you very much.

Peter Kelly —NXP Semiconductors NV—CFO

Thanks.

Operator

Rajvindra Gill, Needham & Company.

Rajvindra Gill —Needham & Company—Analyst

Thank you and congratulations on solid results. A question on just the general automotive industry. That segment continues to be fairly strong.

Just wanted to get your feedback on your expectations for that market this year and what are your thoughts in terms of units as well as increasing some semiconductor content? And with the merger with Freescale, if you could discuss what Freescale adds to the table to help your overall automotive efforts.

Rick Clemmer —NXP Semiconductors NV—President & CEO

So we’ve talked about over the three-year period of time high single-digit growth in automotive for NXP, and we continue to feel very confident in that. So I think that is in line with what we’re seeing and continue to expect going forward.

When you look at the combination with Freescale, they are a very complementary fit. If you really look at their strength in automotive microcontrollers, their sensor and analog business, it’s very complementary to our business with very minimal overlap associated with it. And then in addition to that, their IMX processor is very complementary with our car radio business, with our silicon tuner and DSP business, where will be able to even offer a more complete solution than we can with just the audio focus that we have today.

So very complementary. It will clearly position us even more significantly with our customer base, and all the feedback from our customers has been extremely positive about the opportunity to really be able to address their solutions on a more holistic front associated with it.

Jeff Palmer —NXP Semiconductors NV—VP of IR

Raj, if I could just add to your original question, so what we said at our analyst day is that we think that auto unit productions is probably 2% to 3% units. That’s for the industry, and the we think for total semi content, we’re thinking probably 300 basis points incremental growth on top of that.

So auto semi growth, maybe about 6%. And our stated goal is to grow 50% faster than that, so that ties up to Rick’s view of a high single-digit NXP semiconductor growth target.

Rajvindra Gill —Needham & Company—Analyst

That is great. That is very helpful. The next question is on the IOT market. The way I see it is that with the acquisition of Freescale, you guys have assembled some of the crucial building blocks to address IOT, the embedded processing, sensors, connectivity, security.

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APRIL 30, 2015 / 12:00PM GMT, NXPI - Q1 2015 NXP Semiconductors NV Earnings Call

I’m wondering when — what are your views on IOT this year? When do you think we will see an inflection point in terms of meaningful revenue contribution? There are some competitors that are starting to break out IOT in their numbers.

So if you could talk a little bit about IOT and the trajectory of that market, that would be extremely helpful. Thank you.

Rick Clemmer —NXP Semiconductors NV—President & CEO

It sounds like the .com phenomenon. Think we will just deliver on top line growth and not try to get into reporting IOT separately.

I think we said all along the combination of Freescale and NXP allows a true industry powerhouse to focus on the smarter world. We like to call it the smarter world as opposed to the Internet of Things because we think that is a little bit more descriptive just the Internet of Things, which is still relatively undefined.

When you look at the fundamental capability that’s required for the Internet of things, when you think about it, it’s sensing, processing, connectivity and security. Clearly with our leadership position in security, we think it positions quite well, and with the strong position that Freescale has in the processing side and then the combined connectivity strength that we have we think puts us in an excellent position to really drive solutions for our customers that will be much more significant than what either of us could have done on a standalone basis and really allows us to really think about a true leadership position in being able to serve that evolving market in the Internet of Things.

Relative to material revenue, I think it is still a while before it becomes significant. Clearly there are some indications of or some significant ramp ups of design wins, but it still ends up being relatively immaterial in the whole scheme of things if you look at the revenue impact itself.

But really the key for us is cobbling together a total solution of being able to address the requirements for our customers, and when you think about a the Internet of Things or the smarter world, it’s a much more broad-based set of customers. And clearly in the US, the strength that Freescale has being able to combine our security and connectivity technology with that to be able to address that customer requirement is what we’re excited about.

Rajvindra Gill —Needham & Company—Analyst

Great. Thank you.

Rick Clemmer —NXP Semiconductors NV—President & CEO

Thanks.

Operator

Tore Svanberg, Stifel.

Tore Svanberg —Stifel Nicolaus—Analyst

Thank you. First question, I was hoping you could talk a little bit about the linearity of orders. Some of your competitors have talked about things not being as strong in March but now actually in April things starting to improve again. So just trying to get a sense directionally where business is headed.

Rick Clemmer —NXP Semiconductors NV—President & CEO

I don’t think — I think people can get into orders on a weekly basis, but I think in the whole scheme of things, it’s about how we deliver on the results associated with it. I think our business is so different than most of our peers out there that I don’t think we could draw any similarities or conclusions associated with it.

I think it is more important that we think the market is still healthy. It is still good. But not booming and not off to the races.

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APRIL 30, 2015 / 12:00PM GMT, NXPI - Q1 2015 NXP Semiconductors NV Earnings Call

So we feel very good. There’s always periods of time where you will see orders a little bit slower or not. But I don’t think you can really read anything into that specifically based on what we see.

Tore Svanberg —Stifel Nicolaus—Analyst

That’s fair. And as my follow-up for Peter, your inventory days were down about 15 days year over year. Should I read anything into that, or just a little bit higher than normal a year ago, or is there actually an incident here or incidents here where inventories are actually a little bit tight?

Peter Kelly —NXP Semiconductors NV—CFO

It was higher a year ago because we were pre-building — we were making prebuilds associated with the closure of our ICN4 and ICN6 fabs in the Netherlands. So what you have seen is the prebuilt inventory that we made that’s just starting to burn off. I think inventory is an okay statement.

Tore Svanberg —Stifel Nicolaus—Analyst

Very helpful, thank you very much.

Jeff Palmer —NXP Semiconductors NV—VP of IR

Operator, this will be our last call we will take today.

Operator

Thank you. Christopher Rolland, FBR Capital Markets.

Christopher Rolland —FBR Capital Markets—Analyst

Hello guys, thanks for squeezing that one in. We’ve seen leadtimes increase for you guys not only just over the last four months but over the past couple of years here.

And the expansion was also pretty broad-based. We’ve also heard of some new capacity that you guys may be bringing online in 2Q and 3Q and finishing by the end of the year.

So I guess the first question is does this accurately describe the situation? My second is where are your front and back end utilizations now? And lastly, is it fair to say that there’s a modest risk that you potentially undership optimal demand?

I’d say your guidance would probably speak against that. But is that potentially a risk into the back half of the year? Thanks.

Peter Kelly —NXP Semiconductors NV—CFO

Our warehouse fab is in Singapore, which is the joint venture fab with SSMC. We have a fab in the Netherlands, a persistent fab.

And we buy about 45% of our product externally. I don’t think leadtimes have been particularly expanding, and I don’t feel as it is having any significant supply issues in terms of being able to deliver our revenue forecast.

Christopher Rolland —FBR Capital Markets—Analyst

Okay. So I guess no new capacity coming online on either front end or back end.

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APRIL 30, 2015 / 12:00PM GMT, NXPI - Q1 2015 NXP Semiconductors NV Earnings Call

Peter Kelly —NXP Semiconductors NV—CFO

We spent a little bit of money on capital, so we are constantly tweaking it. But most of our additional capacity comes from external sources On the wafer side.

On an assembly, we’re constantly refreshing our test facilities and to a lesser extent our assembly. But we spent about 5% of our revenue on CapEx.

Jeff Palmer —NXP Semiconductors NV—VP of IR

As we said before, Chris, we have no intention of building another fab.

Christopher Rolland —FBR Capital Markets—Analyst

That ties into my next question. You might have answered it, but digging into the HPRF business just again, you had some comments already. But we saw leadtimes there for both you guys and Freescale come down pretty substantially, and I’m just wondering how to interpret that.

It doesn’t sound like there was any capacity added there at either of your companies, so it sounds like it’s purely demand driven. How would you guys expect leadtimes to continue over the next couple of quarters here?

Jeff Palmer —NXP Semiconductors NV—VP of IR

Chris, you and I have talked about this before. We’re not going to make a comment on your checks on distribution leadtimes. I think for things like the HPRF business which is quite a bit of a direct business we do with a lot of big OEMs, what you’re finding out from standard leadtime sheets and distributions is not reflective of what we’re quoting to our customers.

Rick Clemmer —NXP Semiconductors NV—President & CEO

But we did say that that business is becoming more in line and more in balance. We did expand capacity last year. The industry expanded capacity last year to be able to serve the customer requirements. But it is becoming more in line, more balanced now.

There was a shortage that was a huge shortage this time a year ago. And clearly demand is much more in line today, and we don’t think that it’s significant. We had talked about that we expected after the spike in demand that it would be relatively flat for a period of time, and I don’t think that we’re backing off of any of that.

Christopher Rolland —FBR Capital Markets—Analyst

Great. Thanks guys and congrats on your back half guidance.

Rick Clemmer —NXP Semiconductors NV—President & CEO

Thanks a lot. In closing, the key messages today are we continue to deliver on revenue, $1.47 billion, up 18% year over year, more than 2 times our peer group average and with growth and high performance mixed signal actually being up 21% year over year.

We grew operating margins 28% year over year, and earnings per share were up 38% year over year. We generated $388 million of free cash flow, up 29% year over year.

We believe we are continued to be well positioned to deliver on our long-term strategy and thank all of our shareholders for their continued support. Thank you and have a good day.

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APRIL 30, 2015 / 12:00PM GMT, NXPI - Q1 2015 NXP Semiconductors NV Earnings Call

Jeff Palmer —NXP Semiconductors NV—VP of IR

Thank you everyone this concludes our call today. We will chat with you at the end of next quarter. Thank you very much.

Operator

Thank you. Ladies and gentlemen, thank you for your participation in today’s conference call. That concludes the presentation. You may now disconnect. Have a good day.

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